UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________________________________________________________________________

FORM 8-K

 ______________________________________________________________________________________________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 6, 2017 (July 5, 2017)

Commission File No. 001-34061

________________________________________________________________________________________________

HSN, INC.

(Exact name of registrant as specified in its charter)

________________________________________________________________________________________________

Delaware	26-2590893
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 HSN Drive, St. Petersburg, Florida	33729
(Address of principal executive offices)	(Zip Code)

(727) 872-1000

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

 Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement.

Agreement and Plan of Merger

On July 5, 2017, HSN, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Liberty Interactive Corporation, a Delaware corporation (“Parent”), Liberty Horizon, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which Merger Sub will merge (the “Merger”) with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”).

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each share of Company common stock, par value $0.01 per share (“Company Common Stock”) (other than shares of Company Common Stock held by the Company as treasury stock or by Parent or any of its wholly-owned subsidiaries) will be converted into and represent the right to receive, and will be exchangeable for, 1.65 shares of validly issued, fully paid and non-assessable shares of Parent’s Series A QVC Group common stock, par value $0.01 per share (“Parent QVCA Common Stock”) (collectively, the “Merger Consideration”), (ii) each share of Company Common Stock held by the Company as treasury stock will be cancelled and will cease to exist and (iii) each share of Company Common Stock held by Parent or any of its wholly owned subsidiaries will be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

The consummation of the Merger is subject to certain customary mutual conditions, including (i) the approval of the Company’s stockholders holding a majority of the outstanding shares of Company Common Stock, (ii) the expiration or termination of any waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iii) the absence of any order of any court or other governmental authority that prohibits, renders illegal or permanently enjoins the consummation of the Merger, (iv) the effectiveness of the registration statement on Form S-4 to be filed by Parent in connection with the issuance of Parent QVCA Common Stock in connection with the Merger and (v) the authorization for the listing of the shares of Parent QVCA Common Stock issuable in connection with the Merger on NASDAQ (subject to official notice of issuance). The obligation of each party to consummate the Merger is also conditioned upon (i) the accuracy of the representations and warranties of the other party as of the date of the Merger Agreement and as of the closing (subject to customary materiality qualifiers), (ii) compliance by the other party in all material respects with its pre-closing obligations under the Merger Agreement and (iii) the absence of a material adverse effect with respect to the other party. Parent’s obligation to consummate the Merger is additionally conditioned upon (i) the receipt of certain approvals from the Federal Communications Commission (the “FCC Approvals”) and (ii) the Company Rights Plan Amendment (as defined below) remaining in effect and having not been terminated or withdrawn.

The Company and Parent have each made customary representations, warranties and covenants in the Merger Agreement. Subject to certain exceptions, the Company and Parent have agreed, among other things, to covenants relating to (i) the conduct of their respective businesses during the interim period between the execution of the Merger Agreement and the consummation of the Merger, and (ii) the use of their respective reasonable best efforts to obtain governmental and regulatory approvals. In addition, subject to certain exceptions, the Company has agreed to covenants relating to (i) the submission of the Merger Agreement to the Company’s stockholders at a special meeting thereof for approval , (ii) the recommendation by the board of directors of the Company in favor of the adoption by the Company’s stockholders of the Merger Agreement and (iii) non-solicitation obligations of the Company relating to alternative acquisition proposals.

The Merger Agreement permits the Company to continue paying a regular quarterly cash dividend of up to $0.35 per share of Company Common Stock.

Either the Company or Parent may terminate the Merger Agreement if (i) Parent, Merger Sub and the Company agree by mutual written consent to do so, (ii) the Merger has not been consummated on or before April 5, 2018 (the “Outside Date”) (provided that the Outside Date may be extended for a period of six months by either Parent or the Company if the Merger has not been consummated as a result of the required FCC Approvals not been obtained or the waiting periods under the HSR Act not having expired or having been terminated), (iii) any court or other governmental authority has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order or other action is, or has become, final and non-appealable, (iv) the approval of the Company’s stockholders is not obtained at a meeting of the Company’s stockholders called for the purpose of adopting the Merger Agreement or (v) the other party breaches any representation, warranty or covenant that results in the failure of the related closing condition to be satisfied, subject to a cure period in certain circumstances. In addition, the Company may, under certain circumstances, terminate the Merger Agreement in order for the Company to enter concurrently into a definitive written agreement with respect to an unsolicited superior acquisition proposal, subject to the Company having first complied with certain match rights and other obligations. Additionally, Parent may, under certain circumstances, terminate the Merger Agreement if (i) the board of directors of the

Company changes or adversely modifies its recommendation that the Company’s stockholders vote in favor of adopting the Merger Agreement or (ii) the Company materially breaches its non-solicitation obligations and such breach results in an alternative transaction proposal.

If the Merger Agreement is terminated (i) by the Company in order for the Company to enter into a definitive written agreement with respect to an unsolicited superior acquisition proposal, (ii) by Parent because (a) the board of directors of the Company changes or adversely modifies its recommendation that the Company’s stockholders vote in favor of adopting the Merger Agreement or (b) the Company materially breaches its non-solicitation obligations and such breach results in an alternative transaction proposal, or (iii) by (x) either party because the Merger was not consummated on or before the Outside Date (as it may be extended) or approval of the Company’s stockholders was not obtained or (y) by Parent if the Company commits a breach of any covenant that results in the failure of the related closing condition to be satisfied (subject to a cure period in certain circumstances), but only if, in the case of this clause (iii), an alternative acquisition proposal was previously made and, within 15 months after termination of the Merger Agreement, the Company enters into an agreement for an alternative transaction that is subsequently consummated, then, in each case, the Company will be obligated to pay to Parent a one-time fee equal to $40 million in cash.

If the Merger Agreement is terminated by either the Company or Parent (i) if the Merger has not been consummated on or before the Outside Date (as it may be extended) as a result of the required regulatory approvals having not been obtained or (ii) if any court or other governmental authority has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger under any competition law or the Communications Act of 1934 and such order or other action is, or has become, final and non-appealable, then Parent will be obligated to pay to the Company a one-time fee equal to $75 million in cash.

Pursuant to the Merger Agreement, Parent agreed to vote all of its shares of Company Common Stock (representing, based on Parent’s representations to the Company set forth in the Merger Agreement, approximately 38.2% of the shares of Company Common Stock issued and outstanding on June 29, 2017) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, so long as the board of directors of the Company has not changed or adversely modified its recommendation in favor of the Merger Agreement.  The Merger Agreement also prohibits Parent from transferring any of its shares of Company Common Stock, subject to certain exceptions.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or any of their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about the Company or Parent included in their public reports filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or any of their respective subsidiaries or affiliates.

The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Merger, does not purport to be complete and is qualified in its entirety by reference to the actual Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Company Rights Plan Amendment

On July 5, 2017, in connection with the transactions contemplated by the Merger Agreement, the Company entered into an Amendment No. 1 (the “Company Rights Plan Amendment”) to the Rights Agreement (the “Company Rights Plan”) dated as of December 23, 2008 by and between the Company and Computershare Trust Company, N.A., as successor-in-interest to The Bank of New York Mellon, a New York banking corporation. The Company Rights Plan Amendment provides, among other things, that (i) neither the approval, execution, delivery or performance of the Merger Agreement or the other contracts or instruments related thereto, nor the announcement or the consummation of the Merger, will (a) cause the Rights (as defined in the Company Rights Plan) to become exercisable, (b) cause Parent, Merger Sub or any of their Affiliates (as defined in the Company Rights Plan) or Associates (as defined in the Company Rights Plan) to become an Acquiring Person (as defined in the Company Rights Pan) or (c) give rise to a Stock Acquisition Date (as defined in the Company Rights Plan), Distribution Date (as defined in the Company Rights Plan) or Triggering Event (as defined in the Company Rights Plan and (ii) the Company Rights will expire in their entirety, and the Company Rights Plan will terminate, immediately prior to the Effective Time (but only if the Effective Time occurs) without any consideration payable therefor or in respect thereof.

The foregoing description of the Company Rights Plan Amendment, the transactions contemplated thereby, and the Company Rights Plan does not purport to be complete and is qualified in its entirety by reference to (i) the actual Company Rights Plan Amendment, a copy of which is filed as Exhibit 4.1 to this Current Report on Form 8-K and incorporated herein by reference, and (ii) the actual Company Rights Plan, a copy of which is filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed December 29, 2008 and incorporated herein by reference.

Item 3.03 Material Modification to Rights of Security Holders.

The foregoing discussion of the Company Rights Plan Amendment under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 8.01 Other Events.

On July 6, 2017, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement. A copy of the press released is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

FORWARD LOOKING STATEMENTS

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements about the proposed acquisition (the “proposed acquisition”) of HSN, Inc. (“HSNi”) by Liberty Interactive Corporation (“Liberty Interactive”), the timing of the proposed acquisition and Liberty Interactive’s proposed transaction involving General Communication, Inc., the capitalization of the QVC Group following the proposed acquisition, the continuation of Liberty Interactive’s stock repurchase program, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new service and product offerings, the renaming of Liberty Interactive and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the expected timing and likelihood of completion of the proposed acquisition, including the timing and satisfaction of conditions to the proposed acquisition that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of HSNi or Liberty Interactive, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of HSNi and Liberty Interactive to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, market conditions conducive to stock repurchases, the risk of the amount of any future dividend HSNi may pay, and other factors. These forward-looking statements speak only as of the date of this communication, and Liberty Interactive, QVC, Inc. (“QVC”) and HSNi expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s, QVC’s or HSNi’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive, QVC and HSNi, including the most recent Forms 10-K and 10-Q for additional information about Liberty Interactive, QVC and HSNi and about the risks and uncertainties related to the business of each of Liberty Interactive, QVC and HSNi which may affect the statements made in this presentation.

No Offer or Solicitation

This communication relates to a proposed business combination between HSNi and Liberty Interactive. This announcement is for informational purposes only and nothing contained in this communication shall constitute an offer to buy or a solicitation of an offer to sell any securities or the solicitation of any vote in any jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus to be filed regarding the proposed acquisition and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of HSNi.

Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. Copies of documents filed with the SEC by HSNi will be made available free of charge on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872-1000, email: ir@hsn.net.

Participants in the Solicitation

The directors and executive officers of HSNi and other persons may be deemed to be participants in the solicitation of proxies from the holders of HSNi common stock in respect of the proposed acquisition. Information regarding the directors and executive officers of HSNi is available in its definitive proxy statement for HSNi’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2017 and in the other documents filed after the date thereof by HSNi with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger by and among Liberty Interactive Corporation, Liberty Horizon, Inc., and HSN, Inc., dated as of July 5, 2017.*

4.1	Amendment No. 1 to Rights Agreement by and between HSN, Inc. and Computershare Trust Company, N.A. (as successor-in-interest to The Bank of New York Mellon), dated as of July 5, 2017.

99.1	Joint Press Release of Liberty Interactive Corporation and HSN, Inc. dated as of July 6, 2017.

* The schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, HSN, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 6, 2017

HSN, INC.

By:	/s/ Rod R. Little
	Name:	Rod R. Little
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger by and among Liberty Interactive Corporation, Liberty Horizon, Inc., and HSN, Inc., dated as of July 5, 2017.*

4.1	Amendment No. 1 to Rights Agreement by and between HSN, Inc. and Computershare Trust Company, N.A. (as successor-in-interest to The Bank of New York Mellon), dated as of July 5, 2017.

99.1	Joint Press Release of Liberty Interactive Corporation and HSN, Inc. dated as of July 6, 2017.

* The schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.